. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)(1)

                          Glasgal Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   376817 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                            ROBERT FRIEDMAN, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 31, 1996
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                             Exhibit Index on Page 9

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                  CHRISTOPHER J. CAREY
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF           7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             3,718,518(1)(2)
  OWNED BY  -------------------------------------------------------------------
    EACH            8          SHARED VOTING POWER
 REPORTING
PERSON WITH                             -0-
            -------------------------------------------------------------------
                    9          SOLE DISPOSITIVE POWER

                                        3,718,518(1)(2)
            -------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      3,718,518(1)(2)
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   18.1%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(1) Includes (i) 96,296 shares held by the Amy Carey GRAT, a trust formed for the benefit of Mr. Carey's daughter, and (ii) 96,296 shares held by the Christopher Carey GRAT, a trust formed for the benefit of Mr. Carey's son. Christopher J. Carey has full voting and dispositive power over all such shares.
(2) Excludes 118,518 shares beneficially owned by Mr. Carey's wife, Mary Carey, of which Mr. Carey disclaims beneficial ownership.

================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                    AMY CAREY GRAT
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     NEW JERSEY
--------------------------------------------------------------------------------
 NUMBER OF          7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                            96,296
  OWNED BY --------------------------------------------------------------------
    EACH           8          SHARED VOTING POWER
 REPORTING
PERSON WITH                            -0-
           --------------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER

                                       96,296
           --------------------------------------------------------------------
                  10          SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     96,296
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     OO
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                CHRISTOPHER CAREY GRAT
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     NEW JERSEY
--------------------------------------------------------------------------------
 NUMBER OF          7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                            96,296
  OWNED BY  --------------------------------------------------------------------
    EACH            8          SHARED VOTING POWER
 REPORTING
PERSON WITH                             - 0 -
            --------------------------------------------------------------------
                    9          SOLE DISPOSITIVE POWER

                                        96,296
            --------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     96,296
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Less than 1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           SECURITY AND ISSUER.

                  This statement relates to shares (the "Shares") of the common stock, par value $.001 per share ("Common Stock"), of Glasgal Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 151 Veterans Drive, Northvale, New Jersey 07647.

Item 2.           IDENTITY AND BACKGROUND.

                  (a) This Statement is filed, pursuant to Rule 13d- 1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by Christopher
J. Carey ("Carey"), Amy Carey GRAT, a trust formed for the benefit of Carey's daughter, and Christopher Carey GRAT, a trust formed for the benefit of Carey's son (the Amy Carey GRAT and the Christopher Carey GRAT are collectively referred to hereinafter as the "Trusts").

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position as the sole trustee of each of the Trusts, Carey has full voting and dispositive power of all shares held by the Trusts. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is c/o Datatec Industries Inc., 1633 Littleton Road, Parsippany, New Jersey 07054.

                  (c) The principal business of Carey is President and Chief Executive Officer of Datatec Industries Inc., a subsidiary of which the Issuer owns approximately 98.5% of the issued and outstanding capital stock.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Carey is a citizen of the United States of America. Each of the Trusts were organized under the laws of the State of New Jersey.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Shares were acquired by the Reporting  Persons pursuant to the acquisition of Datatec Industries Inc., a New Jersey corporation ("Datatec"), by the Issuer. The Reporting Persons, as former shareholders of Datatec, acquired the Shares as consideration for their respective equity interests in Datatec pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") which is attached hereto as an Exhibit.

Item 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired the shares of Common Stock that are reported in Item 5 hereof for investment purposes. Pursuant to the terms of the Stock Purchase Agreement, (i) the number of directors constituting the entire Board of Directors of the Issuer will be increased to eight, and Carey will be elected to fill the vacancy thereby created until his successor is duly elected and qualified, and (ii) the Issuer has agreed to file a registration statement to register a portion of the shares of Common Stock beneficially owned by the Reporting Persons. Other than as described above, each of the Reporting Persons has no present plans or intentions that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 20,564,146 shares of the Issuer's Common Stock outstanding as of November 5, 1996. As of such date, Carey beneficially owned 3,718,518(1)(2) shares of the Issuer's Common Stock representing approximately 18.1% of the shares of the Issuer's Common Stock issued and outstanding as of such date. As of November 5, 1996, each of the Trusts beneficially owned 96,296 shares of the issuers Common Stock representing less than 1% of the Issuer's Common Stock issued and outstanding as of such date.

--------
(1) Includes (i) 96,296 shares held by the Amy Carey GRAT, a trust formed for the benefit of Carey's daughter, and (ii) 96,296 shares held by the Christopher Carey GRAT, a trust formed for the benefit of Carey's son. Carey has full voting and dispositive power over all such shares.

(2) Excludes 118,518 shares beneficially owned by Mr. Carey's wife, Mary Carey, of which Mr. Carey disclaims beneficial ownership.

                  (b) Carey currently has the sole power to vote and dispose of all of the shares of the Issuer's Common Stock referred to in paragraph (a) above.

                  (c) See "Item 3. Source and Amount of Funds" above for information as to the Shares of the Issuers Common Stock recently acquired by the Reporting Persons. Except as disclosed therein, the Reporting Persons have not acquired, within the past 60 days, any shares of the Issuer's Common Stock.

                  (d) No person other than the Reporting Persons have the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of the Shares that are subject to this Schedule 13D.

                  (e) Not applicable.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.       Joint Filing Agreement

                  2. Stock Purchase Agreement dated October 31, 1996 by and among Glasgal Communications, Inc., Datatec Industries Inc. and certain shareholders listed on
                           Schedule 1.1 thereto. (The Reporting Persons hereby agree to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the Commission upon request).

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 7, 1996
                                        /S/ CHRISTOPHER CAREY
                                        ----------------------------------------
                                            CHRISTOPHER J. CAREY

                                        AMY CAREY GRAT


                                        By: /S/ CHRISTOPHER CAREY
                                            ------------------------------------
                                                Christopher Carey, Trustee

                                        CHRISTOPHER CAREY GRAT


                                        By: /S/ CHRISTOPHER CAREY
                                            ------------------------------------
                                            Christopher Carey, Trustee

                                  EXHIBIT INDEX


EXHIBIT                                                      PAGE
-------                                                      ----
1.       Joint Filing Agreement                               10

2.       Stock Purchase Agreement                             11